Exhibit 99.1

Summary of Annual General Meeting of Shareholders

•	Jan Nooitgedagt appointed as member of the Executive Board; succeeds Jos Streppel as CFO

•	Alex Wynaendts reviews AEGON’s position in financial turmoil

•	Dudley Eustace reappointed to the Supervisory Board, extending his chairmanship to 2010

•	Dividend 2008

•	Resolutions of the AGM

Jan J. Nooitgedagt has officially been appointed as a member of the Executive Board of AEGON N.V. following the Group’s Annual General Meeting of Shareholders (AGM), held today in The Hague. Mr. Nooitgedagt succeeds Joseph B.M. Streppel as chief financial officer effective immediately. Mr. Streppel announced last January his intention to retire after more than 35 years with AEGON, and as CFO for the past ten years.

“I am pleased and honored to be joining AEGON as chief financial officer and a member of the Executive Board. While these are indeed challenging times for the global insurance industry and financial sector in general, I look forward to working closely with Alex Wynaendts to position AEGON for the opportunities that lie ahead, building on the solid foundation which has been established in recent years”, said Jan Nooitgedagt.

Alex Wynaendts comments on financial turmoil

“During 2008, we took decisive steps to strengthen AEGON’s position in the financial crisis which continues to threaten market and consumer confidence. We are confident that our actions to enhance AEGON’s capital position, reduce costs, and put into place sufficient contingencies to withstand further market distress are the right ones to deal with the adverse effects we have experienced. There can be no question about AEGON’s ability to fulfill its long-term obligations to its customers. Moreover, we are committed to returning to an era of growth and value creation for our shareholders as market conditions normalize.”

Dudley Eustace reappointed to the Supervisory Board until 2010

As announced earlier, given the recent changes in the composition of the Supervisory Board, it was deemed prudent to request Dudley Eustace to remain on as Chairman for an additional year, beyond his term which expires this year in order to ensure continuity. Mr. Eustace has agreed to this request. As such, a resolution has been put to shareholders for their approval at today’s AGM to reappoint Mr. Eustace to the Supervisory Board for one year. Rob Routs will succeed Mr. Eustace as Chairman of the Supervisory Board at the AGM in April 2010.

Dividend 2008

As part of broader measures to preserve capital in light of the global financial crisis, AEGON decided to make no final dividend payment on its common shares. In September 2008, AEGON paid an interim dividend of EUR 0.30 a share.

Media relations	Website	20090422
+31 (0)70 344 8956	www.aegon.com

Investor relations
+31 (0)70 344 8305

Resolutions of the AGM

The decisions taken by the shareholders at the AGM include the following:

Supervisory Board changes in composition

Mr. S. Levy was reappointed as a member of the Supervisory Board for a term of four years as of April 22, 2009.

Mr. A.W.H. Docters van Leeuwen was appointed as a member of the Supervisory Board for a term of four years as of April 22, 2009.

Mr. W.F.C. Stevens has stepped down as member of the Supervisory Board.

Executive Board changes in composition

At the end of the AGM, Mr. J.B.M. Streppel stepped down as member of the Executive Board and CFO. Mr. J.J. Nooitgedagt succeeded Mr. Streppel as member of the Executive Board and CFO for a term of four years as of April 22, 2009.

Annual accounts

The AGM adopted the annual accounts for the financial year 2008 and the members of the Executive Board and Supervisory Board were released from liability for their duties.

Authorization Executive Board

The AGM has authorized the Executive Board to issue common shares, to restrict/exclude pre-emptive rights upon issuing common shares and to acquire shares in the company.

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About AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 31,500 people and have over 40 million customers across the globe.

Key figures	2008	2007
Underlying earnings before tax	EUR 1.57 billion	EUR 2.64 billion

New life sales	EUR 2.63 billion	EUR 3.27 billion

Gross deposits	EUR 40.75 billion	EUR 44.53 billion

Revenue generating investments (At December 31)	EUR 332 billion	EUR 370 billion

Group Corporate Communications & Investor Relations

Media relations	Investor relations
Greg Tucker	Gerbrand Nijman
+ 31 (0)70 – 344 8956	+ 31 (0)70 – 344 8305 or 877 548 9668 – toll free USA only
E-mail: gcc-ir@aegon.com	E-mail: ir@aegon.com

Website

www.aegon.com

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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